UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41933

Haoxi Health Technology Limited

Room 801, Tower C, Floor 8, Building 103, Huizhongli, Chaoyang District

Beijing, China

+86-10-13311587976

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

Haoxi Health Technology Limited (the “Company”) held an annual general meeting of shareholders (the “AGM”) online at www.virtualshareholdermeeting.com/HAO2025 and in person at Room 801, Tower C, Floor 8, Building 103, Huizhongli, Chaoyang District, Beijing, China on January 10, 2025, at 10:00 a.m. Eastern Time. Shareholders of the Company’s Class A ordinary shares (the “Class A Ordinary Shares”) and Class B ordinary shares (the “Class B Ordinary Shares”) voted by proxy or at the meeting. Holders of 13,471,026 out of a total of 53,289,874 Class A Ordinary Shares issued and outstanding, and holders of 17,270,000 out of a total of 17,270,000 Class B Ordinary Shares issued and outstanding voted at the AGM in person or by proxy. More than one-third (1/3) of the Class A Ordinary Shares and Class B Ordinary Shares, voting together as a single class, entitled to vote at the AGM are represented in person or by proxy, and a quorum for the transaction of business was present at the Meeting. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to ten (10) votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	The vote on the ordinary resolution, the authorized share capital of US$20,000 divided into: (i) 150,000,000 Class A Ordinary Shares of par value of US$0.0001 each, and (ii) 50,000,000 Class B Ordinary Shares of par value of US$0.0001 each be consolidated at a share consolidation ratio of twenty-five-for-one (25:1), such that the authorized share capital of US$20,000 will be divided into: (i) 6,000,000 Class A Ordinary Shares of par value of US$0.0025 each, and (ii) 2,000,000 Class B Ordinary Shares of par value of US$0.0025 each, where the then issued Class A Ordinary Shares and then issued Class B Ordinary Shares in the capital of the Company, each with a par value of US$0.0001 per share, will be consolidated and divided at a share consolidation ratio of twenty-five-for-one (25:1) so as to become such whole number of Class A Ordinary Shares and Class B Ordinary Shares with a par value of US$0.0025 per share (after rounding, if necessary) as shall result therefrom and following the consolidation, the proportion between the amount paid and the amount, if any, unpaid on each consolidated share will be the same as it was immediately before the consolidation in the case of the shares from which it was derived (the “Share Consolidation”) was as follows:

For	Against	Abstain
185,427,942	725,731	17,353

Accordingly, the Share Consolidation has been approved.

2.	The vote on the ordinary resolution, immediately after the Share Consolidation, the authorized share capital of the Company be increased from US$200,000 divided into (i) 6,000,000 Class A Ordinary Shares of par value of US$0.0025 each, and (ii) 2,000,000 Class B Ordinary Shares of par value of US$0.0025 each to US$1,000,000 divided into (i) 300,000,000 Class A ordinary shares of par value of US$0.0025 each and (ii) 100,000,000 Class B ordinary shares of par value of US$0.0025 each (the “Increase of Authorized Shares”, together with the Share Consolidation, the “Share Capital Reorganization”) was as follows:

For	Against	Abstain
185,418,781	738,448	13,797

Accordingly, the Increase of Authorized Shares has been approved.

3.	At the Meeting, the vote on the special resolution, subject to the completion of the Share Consolidation and the Increase of Authorized Shares, the Fifth Amended and Restated Memorandum and Articles of Association of the Company, a copy of which is attached to the notice of 2025 Annual Meeting and the accompany proxy statement, be and are hereby adopted as the new memorandum and articles of association of the Company, in substitution for and to the exclusion of the fourth amended and restated memorandum and articles of association of the Company then in effect to reflect the Share Capital Reorganization was as follows:

For	Against	Abstain
185,505,862	593,073	72,091

Accordingly, the Fifth Amended and Restated Memorandum and Articles of Association has been approved and adopted.

4.	At the Meeting, the vote on the ordinary resolution, to re-elect the each of the five directors named in the proxy statement as a director of the Company to hold office until the next annual general meeting or until the respective successor is elected and duly qualified (the “Re-election of Current Directors”) subject to earlier death, resignation, or removal was as follows.

Director’s Name	For	Against	Abstain
FAN, ZHEN	185,925,048	212,034	33,944

LIU, JIA	185,964,266	155,816	50,944

SU, CHANGMAO	185,963,922	156,160	50,944

XU, LEI	185,964,467	155,615	50,944

ZHANG, JIANBING	185,955,121	164,961	50,944

Accordingly, each such person has been duly elected as a director to hold such office until the next Annual General Meeting of Shareholders or until his or her successor is elected and shall qualify.

5.	The vote to approve, ratify and confirm the appointment of Wei, Wei & Co., LLP as the Company’s independent auditors for the year ending June 30, 2024 and to authorize the board of directors of the Company to fix the remuneration of the independent registered public accounting firm (the “Auditor Ratification”) was as follows:

For	Against	Abstain
185,969,084	174,198	27,744

Accordingly, the Auditor Ratification has been approved and adopted.

6.	The vote on the ordinary resolution, to approve the appointment of Wei, Wei & Co., LLP as the Company’s independent auditors for the year ending June 30, 2025, and to authorize the board of directors of the Company to fix the remuneration of the independent registered public accounting firm (the “Auditor Appointment”) was as follows:

For	Against	Abstain
185,977,943	178,539	14,544

Accordingly, the Auditor Appointment has been approved and adopted.

7.	The vote on the ordinary resolution, to authorize the adjournment of the 2025 Annual Meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the 2025 Annual Meeting or adjournment or postponement thereof to approve of the foregoing proposals (the “Authorization to Adjourn the Meeting”) was as follows:

For	Against	Abstain
185,946,029	196,602	28,395

Accordingly, the Authorization to Adjourn the Meeting has been approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Haoxi Health Technology Limited

Date: January 14, 2025	By:	/s/ Zhen Fan
	Name:	Zhen Fan
	Title:	Chief Executive Officer

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